Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March 2015	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit 99.1

Natuzzi: Fourth Quarter and Full Year 2014 Financial Results

Improving Trend Confirmed

  Total Net Sales up 12.6% over Fourth Quarter 2013
  Other SG&A as Percentage of Net Sales Down by 3.8 P.P. against Fourth Quarter 2013
  Quarterly Operating Loss Fell by 7.6%
  Quarterly Net Loss Almost Halved (-48.1%)
  Positive Net Financial Position at €2.8 Million (from +€0.2 Million as of September 30, 2014), after €11 Million of Extraordinary Cash-out Following the Lay–off of 429 Italian Workers in 2014 Fourth Quarter
  Trend Confirmed in the First Months of 2015

SANTERAMO IN COLLE, Italy--(BUSINESS WIRE)--March 27, 2015--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”) has approved its consolidated financial results for the fourth quarter and full year 2014.

After the meeting of the Board of Directors, the Chief Executive Officer, Pasquale Natuzzi, commented: “Our fourth quarter 2014 results confirm the improving trend in the Group’s main indicators.

Total net sales during the quarter were equal to €138.6 million, up 12.6% from fourth quarter 2013.

The corrective measures introduced in the second half of 2014 as a means to recover efficiency in our industrial plants have allowed the Group to gradually improve quarterly industrial margins.

We have also been successful in lowering our fixed (other) SG&A expenses, which fell to 17.7% of net sales in the fourth quarter 2014 from 21.5% of net sales in the fourth quarter 2013.

As a result of higher net sales and the cost-cutting measures described above, quarterly operating results (-€8.7 million) recorded a 7.6% improvement over fourth quarter 2013.

This improvement in our overall financial results is even more significant if we consider the progression of the above-mentioned items over the last four quarters, as set forth in the following table:

	1Q2014	2Q2014	3Q2014	4Q2014
Total net sales*	-11.2%	-1.2%	+8.2%	+12.6%
COGS**	-71.5%	-74.2%	-72.1%	-71.2%
Other SG&A**	-21.8%	-20.9%	-18.2%	-17.7%
EBIT**	-9.6%	-9.7%	-7.0%	-6.3%
* quarterly percentage change in net sales over same quarter in 2013
** percentage of net sales

In 2014, turnover increased by 2.7% (to €461.4 million), yet EBITDA was equal to -€22.7 million from -€15.8 million. These results were mainly the consequence of two main factors:

1.

inefficiencies experienced during the first part of last year within our Chinese plant following the introduction of radical changes to our manufacturing process. While these changes have led to steadily improving production trends through the first months of 2015, they contributed to an additional €5.2 million in cost of sales in 2014. This was due to the adoption of what we believe were certain one-off extraordinary measures that were necessary in order to meet agreed delivery times and not compromise our customer service.

2.

low productivity in our Italian plants, due to the staffing of workers on a rotational basis as required by the October 2013 agreement. In March 2015, we entered into a new agreement, which has allowed us to stabilize our workforce, and that should result in improvements in productivity.

In the meantime, we have been carrying on with the innovation program as envisaged by the Group’s transformation plan:

i)	the re-engineering of our best-selling models, was completed by the year end;

ii)	we have reduced the number of models by 25% and the number of coverings by 38%;

iii)

as for innovations in industrial processes, we have developed and tested in our experimental plant located in Matera a new integrated production cycle and production planning software. First tests results are very encouraging.

In 2014 sales activity was characterized by a positive development in late spring, as a result of the overall review of our product collections and their presentations in the main world fairs (Milan, Guangzhou, High Point).

2014 overall order intake was up +6.8% (€436.5 million in 2014 vs €408.8 million in 2013), thanks to the renewed product collection. It is quite important to notice that we have been able to consistently improve our average sell-in price.

From a geographical standpoint, whilst the North American market showed positive sales growth, European sales continued to slowdown. Asia Pacific presented mixed results with positive and consistent growth in China, also due to the opening of 49 new stores.

In 2014 we acquired a significant number of European key customers.

Following the recent trend in currency dynamics, and thanks to the Group’s industrial presence in Romania, Natuzzi can take further advantage within the European market versus Asian exporters.

We expect the improving trend in our industrial operations that has started during the second part of 2014 to continue into 2015.”

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The Company will host a conference call on Monday March 30, 2015 at 10:00 a.m. U.S. Eastern Time (4.00 p.m. Italian time, or 3.00 p.m. UK time) to discuss financial results.

The dial-in phone numbers for the live conference call are 1-888-437-9445 (toll-free) for persons calling from the U.S. or Canada, and 1-719-325-2315 for those calling from other countries.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause Natuzzi’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in Natuzzi’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013. Natuzzi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €461.4 million in 2014, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,100 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the fourth quarter 2014 & 2013 on the basis of Italian GAAP
(expressed in millions Euro, except per share amounts)

	Three months ended on		Change	Percentage of Sales
	31-Dec-14	31-Dec-13%		31-Dec-14	31-Dec-13

Upholstery net sales	120.9	108.6	11.3%	87.2%	88.2%
Other sales	17.8	14.6	22.0%	12.8%	11.8%
Total Net Sales	138.6	123.2	12.6%	100.0%	100.0%

Cost of Sales	(98.7)	(85.0)	16.1%	-71.2%	-69.0%
of which: Depreciation, Amortization	(2.3)	(2.7)	-16.0%	-1.6%	-2.2%

Industrial Margin	40.0	38.2	4.7%	28.8%	31.0%

Selling Expenses	(24.2)	(21.1)	14.4%	-17.4%	-17.2%
Transportation	(14.5)	(12.2)	19.0%	-10.5%	-9.9%
Commissions	(2.4)	(2.4)	1.6%	-1.8%	-2.0%
Advertising	(7.2)	(6.5)	10.5%	-5.2%	-5.3%

Other Selling and G&A	(24.5)	(26.5)	-7.4%	-17.7%	-21.5%
of which: Depreciation, Amortization	(1.3)	(1.6)	-16.0%	-1.0%	-1.3%
EBITDA	(5.1)	(5.2)	-0.7%	-3.7%	-4.2%

EBIT	(8.7)	(9.4)	-7.6%	-6.3%	-7.6%

Interest Income/(Costs), Net	(0.9)	(0.2)
Foreign Exchange, Net	(2.0)	(1.1)
Other Income/(Cost), Net	(3.2)	(18.2)
Earning before Income Taxes	(14.8)	(29.0)		-10.7%	-23.5%

Current taxes	(0.6)	(0.7)		-0.4%	-0.6%

Net Result	(15.4)	(29.7)		-11.1%	-24.1%

Minority interest	(0.0)	(0.0)

Net Group Result	(15.4)	(29.7)		-11.1%	-24.1%

Net Group Result per Share	(0.28)	(0.54)

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	31-Dec-14	31-Dec-13%		31-Dec-14	31-Dec-13

Total Net Sales	173.1	153.8	12.6%	100.0%	100.0%
Industrial Margin	49.9	47.7	4.7%	28.8%	31.0%
EBIT	(10.9)	(11.8)		-6.3%	-7.6%
Net Group Result	(19.2)	(37.1)		-11.1%	-24.1%
Net Group Result per Share	(0.35)	(0.68)

Average exchange rate (U.S.$ per 1€)	1.2488

	UPHOLSTERY NET SALES BREAKDOWN
	GEOGRAPHIC BREAKDOWN
	NET SALES (in €, million)					NET SALES (in seats sold)
	Three months ended on					Three months ended on

AREA	31-Dec-14%		31-Dec-13%		delta	31-Dec-14%		31-Dec-13%		delta
Americas	54.6	45.2%	39.4	36.3%	38.5%	266,182	54.9%	200,557	45.1%	32.7%
Natuzzi	27.3	22.6%	25.2	23.2%	8.6%	101,079	20.8%	107,196	24.1%	-5.7%
Private label	27.2	22.5%	14.2	13.1%	91.5%	165,103	34.0%	93,361	21.0%	76.8%

EMEA	50.1	41.5%	54.4	50.1%	-7.8%	170,312	35.1%	196,273	44.2%	-13.2%
Natuzzi	34.1	28.3%	42.9	39.5%	-20.4%	87,873	18.1%	125,531	28.2%	-30.0%
Private label	16.0	13.2%	11.5	10.6%	39.5%	82,439	17.0%	70,743	15.9%	16.5%

Asia-Pacific	16.1	13.4%	14.8	13.7%	8.9%	48,585	10.0%	47,655	10.7%	2.0%
Natuzzi	12.8	10.6%	13.9	12.8%	-7.6%	25,471	5.3%	40,767	9.2%	-37.5%
Private label	3.3	2.7%	0.9	0.9%	252.8%	23,114	4.8%	6,888	1.5%	235.6%

TOTAL	120.9	100.0%	108.6	100.0%	11.3%	485,079	100.0%	444,485	100.0%	9.1%

	BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)
	Three months ended on					Three months ended on

BRAND	31-Dec-14%		31-Dec-13%		delta	31-Dec-14%		31-Dec-13%		delta
Natuzzi	74.3	61.5%	82.0	75.5%	-9.4%	214,423	44.2%	273,494	61.5%	-21.6%
Private label	46.6	38.5%	26.6	24.5%	74.9%	270,656	55.8%	170,991	38.5%	58.3%
TOTAL	120.9	100.0%	108.6	100.0%	11.3%	485,079	100.0%	444,485	100.0%	9.1%

The "Natuzzi" brand includes the Group's three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzi Re-Vive

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for 2014 & 2013 on the basis of Italian GAAP
(expressed in millions Euro, except per share amounts)

	Twelve months ended on		Change	Percentage of Sales
	31-Dec-14	31-Dec-13%		31-Dec-14	31-Dec-13

Upholstery net sales	409.1	402.8	1.6%	88.7%	89.7%
Other sales	52.3	46.3	13.0%	11.3%	10.3%
Total Net Sales	461.4	449.1	2.7%	100.0%	100.0%

Consumption (*)	(218.0)	(209.3)	4.1%	-47.2%	-46.6%
Labor	(85.0)	(79.1)	7.4%	-18.4%	-17.6%
Industrial Costs	(30.2)	(28.9)	4.6%	-6.6%	-6.4%
of which: Depreciation, Amortization	(9.7)	(10.3)	-5.9%	-2.1%	-2.3%
Cost of Sales	(333.2)	(317.3)	5.0%	-72.2%	-70.7%

Industrial Margin	128.2	131.8	-2.7%	27.8%	29.3%

Selling Expenses	(75.3)	(70.8)	6.4%	-16.3%	-15.8%
Transportation	(48.3)	(45.6)	5.8%	-10.5%	-10.2%
Commissions	(9.1)	(9.0)	1.2%	-2.0%	-2.0%
Advertising	(17.9)	(16.2)	11.1%	-3.9%	-3.6%

Other Selling and G&A	(89.9)	(93.4)	-3.7%	-19.5%	-20.8%
of which: Depreciation, Amortization	(4.6)	(6.3)	-27.3%	-1.0%	-1.4%
EBITDA	(22.7)	(15.8)		-4.9%	-3.5%

EBIT	(37.0)	(32.3)		-8.0%	-7.2%

Interest Income/(Costs), Net	(1.9)	(0.5)
Foreign Exchange, Net	(2.4)	(2.8)
Other Income/(Cost), Net	(6.3)	(28.6)
Earning before Income Taxes	(47.5)	(64.2)		-10.3%	-14.3%

Current taxes	(1.8)	(4.1)		-0.4%	-0.9%

Net Result	(49.3)	(68.4)		-10.7%	-15.2%

Minority interest	(0.0)	(0.2)

Net Group Result	(49.4)	(68.6)		-10.7%	-15.3%

Net Group Result per Share	(0.90)	(1.25)

Key Figures in U.S. dollars	Twelve months ended on		Change	Percentage of Sales
(millions)	31-Dec-14	31-Dec-13%		31-Dec-14	31-Dec-13

Total Net Sales	613.0	596.6	2.7%	100.0%	100.0%
Industrial Margin	170.3	175.1	-2.7%	27.8%	29.3%
EBIT	(49.1)	(42.9)		-8.0%	-7.2%
Net Group Result	(65.6)	(91.1)		-10.7%	-15.3%
Net Group Result per Share	(1.20)	(1.66)

Average exchange rate (U.S.$ per 1€)	1.3285

(*) Purchases plus beginning stock minus final stock and leather processing

	UPHOLSTERY NET SALES BREAKDOWN
	GEOGRAPHIC BREAKDOWN
	NET SALES (in €, million)					NET SALES (in seats sold)
	Twelve months ended on					Twelve months ended on

AREA	31-Dec-14%		31-Dec-13%		delta	31-Dec-14%		31-Dec-13%		delta
Americas	171.0	41.8%	162.5	40.3%	5.2%	842,263	50.7%	809,310	48.0%	4.1%
Natuzzi	96.5	23.6%	101.0	25.1%	-4.4%	374,787	22.5%	425,502	25.2%	-11.9%
Private label	74.5	18.2%	61.5	15.3%	21.1%	467,476	28.1%	383,808	22.8%	21.8%

EMEA	184.8	45.2%	189.7	47.1%	-2.6%	644,681	38.8%	703,368	41.7%	-8.3%
Natuzzi	142.1	34.7%	145.4	36.1%	-2.3%	396,327	23.8%	430,367	25.5%	-7.9%
Private label	42.6	10.4%	44.3	11.0%	-3.7%	248,354	14.9%	273,001	16.2%	-9.0%

Asia-Pacific	53.3	13.0%	50.6	12.6%	5.3%	175,351	10.5%	173,669	10.3%	1.0%
Natuzzi	48.4	11.8%	46.4	11.5%	4.2%	139,966	8.4%	143,548	8.5%	-2.5%
Private label	5.0	1.2%	4.2	1.1%	17.9%	35,385	2.1%	30,121	1.8%	17.5%

TOTAL	409.1	100.0%	402.8	100.0%	1.6%	1,662,295	100.0%	1,686,347	100.0%	-1.4%

	BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)
	Twelve months ended on					Twelve months ended on

BRAND	31-Dec-14%		31-Dec-13%		delta	31-Dec-14%		31-Dec-13%		delta
Natuzzi	287.0	70.1%	292.8	72.7%	-2.0%	911,080	54.8%	999,417	59.3%	-8.8%
Private label	122.1	29.9%	110.0	27.3%	11.0%	751,215	45.2%	686,930	40.7%	9.4%
TOTAL	409.1	100.0%	402.8	100.0%	1.6%	1,662,295	100.0%	1,686,347	100.0%	-1.4%

The "Natuzzi" brand includes the Group's three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzi Re-Vive

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets on the basis of Italian GAAP
(Expressed in millions of Euro)

ASSETS	31-Dec-14	31-Dec-13

Current assets:
Cash and cash equivalents	32.8	61.0
Marketable debt securities	0.0	0.0
Trade receivables, net	99.4	78.9
Other receivables	19.4	48.5
Inventories	90.2	79.0
Unrealized foreign exchange gains	0.3	0.6
Prepaid expenses and accrued income	1.3	1.9
Deferred income taxes	0.5	0.3
Total current assets	243.9	270.2

Non-current assets:
Net property, plant and equipment	130.8	143.6
Other assets	5.3	8.1
Total non-current assets	136.1	151.7

TOTAL ASSETS	380.0	421.9

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	20.8	25.0
Current portion of long-term debt	3.1	3.3
Accounts payable-trade	75.0	67.4
Accounts payable-other	30.0	25.8
Unrealized foreign exchange losses	0.5	0.2
Income taxes	1.1	7.1
Deferred income taxes	1.0	1.0
Salaries, wages and related liabilities	18.3	8.3
Total current liabilities	149.8	138.2

Long-term liabilities:
Employees' leaving entitlement	20.9	24.8
Long-term debt	6.0	4.2
Deferred income for capital grants	8.0	8.6
Other liabilities	21.2	34.4
Total long-term liabilities	56.2	72.1

Minority interest	3.0	2.7

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.8
Additional paid-in capital	8.4	8.4
Retained earnings	64.9	102.8
Total shareholders' equity	171.0	208.9

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	380.0	421.9

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows	Twelve months ended on
(Expressed in million of Euro)	31-Dec-14	31-Dec-13
Cash flows from operating activities:
Net earnings (loss)	(49.4)	(68.6)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	14.2	16.6
Write-off of fixed assets	-	0.4
Impairment of long lived assets	2.5	8.6
One-time termination benefit	-	20.0
Deferred income taxes	(0.2)	0.1
Minority interest	0.0	0.2
(Gain) loss on disposal of assets	0.8	0.1
Unrealized foreign exchange losses (gains)	0.7	0.5
Extraordinary items, net	(0.8)	-
Deferred income for capital grants	(0.5)	(0.6)
Non monetary operating items	16.7	45.8

Change in assets and liabilities:
Receivables, net	(20.5)	14.2
Inventories	(11.2)	3.3
Prepaid expenses and accrued income	0.6	0.1
Accounts payable	8.7	4.1
Income taxes	(6.1)	(2.1)
Salaries, wages and related liabilities	7.3	0.4
Other assets/liabilities, net	31.9	1.5
Net working capital	10.7	21.5

One-time outflow from restructuring activities	(14.3)	(0.9)

Net cash generated/(used) by operating activities	(36.2)	(2.2)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(7.5)	(7.1)
Disposals	7.1	0.2
Other Assets	-	(1.1)
Dividends distribution	-	(0.2)
Minority interest acquisition	-	(0.0)
Government grants received	5.2	-
Net cash generated/(used) by investing activities	4.8	(8.2)

Cash flows from financing activities:
Long-term debt:
Proceeds	5.0	-
Repayments	(3.3)	(3.3)
Short-term borrowings	(4.2)	(1.9)
Net cash generated/(used) by financing activities	(2.5)	(5.2)

Effect of translation adjustments on cash	5.7	(1.0)

Increase (decrease) in cash and cash equivalents	(28.2)	(16.7)

Cash and cash equivalents, beginning of the year	61.0	77.7

Cash and cash equivalents, end of the period	32.9	61.0

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	March 27, 2015	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi